VALCENT PRODUCTS INC.

THE ATTACHED CONSOLIDATED  FINANCIAL STATEMENTS DATED MARCH 31, 2007 FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of July 30, 2007

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. On May 3, 2005 we delisted from the TSX Venture Exchange, maintaining only our OTC Bulletin Board listing and changing our symbol to “VCTPF”. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a one-for-three-basis. Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis. All amounts are stated in Canadian dollars unless otherwise noted.

Fundamental Transaction

On August 5, 2005, we completed a licensing agreement with Pagic LLP, formerly MK Enterprises LLC, (“Pagic”) for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products.

On October 19, 2005, we incorporated Valcent USA, Inc., as a wholly-owned subsidiary under the laws of the State of Nevada. In turn, Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly-owned limited liability company under the laws of the State of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of the state of Texas, wherein Valcent USA, Inc. serves as limited partner, in order to conduct operations in Texas and oversee our projects in Mexico and Arizona related to the manufacturing and assembly of our potential consumer retail products.

During the year ended March 31, 2007, the Company incorporated Valcent Products EU Limited in England to conduct future anticipated operations in Europe.

We are, at present, a development stage company focused primarily (i) the development of a commercial biodiesel feed stock technology via a joint venture with Global Green Solutions, Inc. (“Global Green”), (ii) the development of and direct sales initiatives relating to our Nova Skin Care System, and (iii) the development and anticipated marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary. From inception, we have generated minimal revenues and experienced negative cash flows from operating activities and our history of losses has resulted in our continued dependence on external financing. Any inability to achieve or sustain profitability or otherwise secure additional external financing, will negatively impact our financial condition and raises substantial doubts as to our ability to continue as a going concern.

Organizational Structure

The following organizational chart sets forth our corporate structure and reflects historical changes in our corporate name and the names of our various entities.

Corporate History

We were incorporated in accordance with the provisions of the Business Corporations Act (Alberta) on January 19, 1996, as 681673 Alberta Ltd., later changed to Ironclad Systems Inc. Beginning in 1996, following the completion of a public offering, our common shares began trading as a junior capital pool company on the Alberta Stock Exchange (later becoming part of the Canadian Venture Exchange, which was thereafter acquired and renamed the TSX Venture Exchange). On June 30, 1998, we acquired all of the outstanding capital stock of Good Times Roll Bicycle Rentals Inc., a bicycle rental business incorporated under the Company Act (British Columbia), and of Arizona Outback Adventures LLC, an Arizona limited liability company which operated guided adventure eco-tours. We also changed our name from Ironclad Systems, Inc. to Bikestar Rentals Inc.

On May 8, 1999, while still operating our bicycle rental and eco-tour businesses through Bikestar Rentals Inc., we incorporated Nettron Media Group Inc., a wholly-owned subsidiary under the laws of the State of Texas, as a marketing enterprise focusing on products and services that could be effectively marketed through internet as well as more traditional business channels. Nettron Media Group Inc.’s primary focus was Cupid’s Web, an interactive online dating and marketing service. We also changed our name from Bikestar Rentals Inc. to AdventurX.com, Inc., and later to Nettron.com, Inc.

Corporate History(continued)

In 2000, and in connection with Cupid’s Web, we signed an agreement in principle to acquire all of the outstanding capital stock of a group of companies operating a worldwide dating service franchise, as well as a collection of dating magazines and websites.

On January 1, 2001, in order to fully focus on our interactive dating and marketing services, we disposed of all of the outstanding capital stock of Arizona Outback Adventures LLC and Bikestar Rentals Inc.

On February 18, 2002, due to general weakness in the equity markets, we terminated the agreement in principle to acquire the dating service franchise and related businesses originally entered into in 2000. On March 24, 2004, we disposed of our interest in Nettron Media Group Inc. and began exploring business opportunities that might allow us to restart commercial operations.

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. On May 3, 2005 we delisted from the TSX Venture Exchange, maintaining only our OTC Bulletin Board listing and changing our symbol to “VCTPF”. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a one-for-three-basis. Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis.

On August 5, 2005, we completed a licensing agreement with Pagic LLP for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products.

CurrentLicense Agreements

On July 29, 2005, we entered into five related definitive agreements (the “Pagic Agreements”) with Pagic LP (formerly MK Enterprises LLC), an entity controlled by Malcolm Glen Kertz, our current Chief Executive Officer, acting President, Chairman and a member of our board of directors, including:

(i)
a master license agreement for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “Pagic Master License”), certain of which are patent pending by Pagic, including the Nova Skin Care System, the Dust WolfTM, and the Tomorrow Garden TM Kit (collectively, and together with any improvements thereon, the “Initial Products”);

(ii)
the Pagic Master License also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (the “Initial Ancillaries”);

(iii)
a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any new products developed by Pagic (any such products, collectively, the “Additional Products”, and, the agreement itself, the “Pagic Product Development Agreement”);

CurrentLicense Agreements (continued)

(iv)
the Pagic Product Development Agreement also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (the “Additional Ancillaries”); and

(v)
a related services agreement pursuant to which Pagic shall provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “Pagic Consulting Agreement”), in exchange for the following:

1)	20,000,000 shares of our common stock which have been issued;

2)	a one-time US$125,000 license fee (paid);

3)	reimbursement for US$125,000 in development costs associated with each of the Initial Products since March 17, 2005 (paid);

4)	consulting fees of US$156,000 per year, payable monthly in advance, which the Company has paid to date; and

5)	the greater of the following, payable annually beginning in the second license year (beginning April 1, 2007):

(i)	US$400,000 inclusive of all consulting fees, royalty and other fees; or

(ii)	the aggregate of the following:

6)
subject to a minimum amount of US$37,500 per Initial Product during the second year of the Pagic Master License, and $50,000 US$ each year thereafter, continuing royalties payable quarterly at a rate of:

➢	US$10.00 US per Nova Skin Care System unit sold;

➢	US$2.00 per Dust WolfTM unit sold;

➢	4.5% of annual net sales of the Tomorrow GardenTM Kit; and

➢	3% of annual net sales of Initial Ancillaries.

7)	a one-time $50,000 US license fee for each Additional Product licensed (except for one pre-identified product); and

8)
subject to a minimum amount of US$50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

Global Green Joint Venture and License Arrangements

Beginning on October 2, 1006, we granted certain rights to Global Green relating to our joint venture of our high density vertical bio-reactor technology named “Vertigro”, an algae based biodiesel feedstock initiative. Refer to “PLAN OF OPERATIONS, High Density Vertical Bio-Reactor and Global Green Joint Venture”.

PLAN OF OPERATIONS

From inception we have generated minimal revenues from our business operations and have traditionally met our ongoing obligations by raising capital through external sources of financing.

At present, we do not believe that our current financial resources are sufficient to meet our working capital needs in the near term or over the next twelve months and, accordingly, we will need to secure additional external financing to continue our operations. We anticipate raising additional capital though further private equity or debt financings and shareholder loans. If we are unable to secure such additional external financing, we may not be able to meet our obligations as they come due or to fully implement our intended plan of operations, as set forth below, raising substantial doubts as to our ability to continue as a going concern.

Our plan of operations over the course of the next twelve months is to focus primarily on the continued development, marketing and distribution of each of our lines of potential consumer retail products and the development via joint venture of our high density vertical bioreactor technology named “Vertigro”, an algae based biodiesel feedstock initiative. In connection therewith and for each of our potential product lines:

•           Jack Potts, our Vice President, Sales and Marketing - Consumer Products Division, Valcent Manufacturing Ltd., is responsible for formulating, managing and overseeing all aspects our consumer products marketing strategies, including our retail, infomercial and cable television shopping network strategies and sales. He is also be responsible for working with our advertising agency contracts in facilitating our entry and sustainability in the direct-response, online and consumer retail marketing segments; and

•           Forrest Ely, our Chief Operating Officer (effective January 1, 2007), Valcent Manufacturing Ltd., under the direction of M. Glen Kertz, our acting President and Chief Executive Officer, is responsible for overseeing all aspects of our manufacturing, production and product fulfillment activities. He will also aid in the design and engineering of overall Vertigro development, including the procurement of certain materials and components necessary for manufacture and assembly of our existing potential products, and build out of our research facility being developed via joint venture.

PLAN OF OPERATIONS(continued)

More specifically, our plan of operations with respect to each of our lines of potential consumer retail products and commercial biodiesel feed stock initiative is provided as follows:

High Density Vertical Bio-Reactor and Global Green Joint Venture
We are in the development stages of creating technology for a High Density Vertical Bio-Reactor. The objective of this technology is to produce a renewable source of biodiesel by utilizing the waste gas of carbon dioxide capable of growing micro-algae. Our High Density Vertical Bio-Reactor is configured in a manner intended to promote the rapid growth of various forms of micro-algae which is later processed to remove volatile oils suitable for the production of biodiesel. The design of our technology allows the reactors to be stacked on a smaller foot print of land than traditional growing methods require. We believe a secondary potential markets for this technology include industrial, commercial and manufacturing businesses that produce carbon dioxide emissions. We hope to launch this technology by December 2007, however, this date may be delayed for several reasons, including but not limited to the availability of financing and delays in the successful or economically viable development of the technology.

On October 2, 2006, the Company entered into a letter agreement with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green whereby Global Green agreed to fund the next phase of the development of our High Density Vertical Bio-Reactor technology (the “GGS Agreement”). Pursuant to the GGS Agreement, Valcent and Global Green established a commercial joint venture, named “Vertigro,” in which Global Green has agreed to provide up to US$3,000,000 in funding to continue the research and development of the Bio-Reactor technology, construct a working prototype of the Bio-Reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of our warehouse and land near El Paso, Texas, as necessary for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 commitment. Until such time as the joint venture has fully repaid the US$3,000,000, Global Green will have an 80% joint venture interest, leaving the Company with a 20% carried joint venture interest, both subject to an aggregate product license royalty of 0.9% to Pagic and West Peak. Once the joint venture has repaid Global Green the US$3,000,000, Global Green’s interest will be reduced to 70% and the Company will retain a 30% non-carried interest, both subject to an aggregate product license royalty of 4.5% to Pagic and West Peak.

In conjunction with the GGS Agreement, the Company acquired approximately six acres of land in Anthony, Texas for approximately $275,240. As at March 31, 2007, Global Green had incurred a total of US$2,023,379 in costs related to the Global Green Agreement.  Of the costs incurred to March 31, 2007, Global Green had paid US$1,653,981 and owed the Company $426,507 (US$369,398), which is included in accounts receivable and has been subsequently collected.

On July 9, 2007, the parties to the Global Green Agreement entered into the Vertigro Algae Stakeholders Letter of Agreement (the “Global Green Joint Venture”) which replaced the Global Green Agreement.  Pursuant to the new agreement each of Global Green and the Company will hold a 50% interest in the Global Green Joint Venture, subject to an aggregate 4.5% royalty to Pagic and West Peak.  The Global Green Joint Venture covers the Bio-Reactor and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including but not limited to biofuel, food, and health, pharmaceutical, animal and agricultural feeds.

Nova Skin Care System

Our Nova Skin Care System is presently in the early production and initial sales phase. We finalized an agreement with Solid Integrations, LLC, located in the city of Ciudad Juarez, Chihuahua, Mexico, for the manufacture and assembly of our Nova Skin Care System. All of the raw material components, tooling and fixtures, as well as the packaging and the associated creams and lotions that will be included with the Nova Skin Care System have been procured. We have retained Arizona Natural Resources, Inc., a private label and contract cosmetic manufacturing firm, located in Phoenix, Arizona, to formulate and manufacture the creams and lotions to our specifications which are included with our Nova Skin Care System; all of the finished creams and lotions have been shipped to our contracted warehouse and distribution points in El Paso, Texas, and will be exported to Solid Integrations, LLC in Chihuahua, Mexico, for final assembly and packaging. During the year ended March 31, 2007, we have received our initial raw material component shipments, have exported such components to Solid Integrations, LLC with some 14,000+ units of the Nova Skin Care System assembled and packaged for resale, with up to 20,000 total units to be assembled as part of the initial production order in process.

Nova Skin Care System(continued)

During the year ended March 31, 2007, we developed an infomercial to introduce and sell Nova Skin Care System. We continue to test market an infomercial revenue driver which aired in late December 2006 and has been subsequently modified for commercial with increasing media purchases to air throughout the 2007 calendar year. We have engaged Hawthorne Direct, Inc., a full service direct response television advertising agency, for this purpose. We have entered into a contract with InPulse Response Group of Scottsdale, Arizona to provide telemarketing services related to the Nova infomercial. We have also engaged Wells Fargo Bank, N.A. to provide merchant processing services for credit card transactions. We have also entered into an agreement with Accretive Commerce of Huntersville, North Carolina to provide order entry, data processing, customer service, and product fulfillment services.

We anticipate that the revenue derived from our infomercial presence will represent our first revenue from operations. We are also in the beginning stages of developing contacts with and introducing our Nova Skin Care System line of products to several cable television shopping networks and retail outlets in the United States. We hope to negotiate a sales package with one such shopping network and to begin showcasing our Nova Skin Care System line of products thereon sometime within the next three to six months. Based on the consumer dictated sales response from such activities, factory production will be modified to meet such any demand, and to regulate our “on-hand” inventory threshold.

Tomorrow GardenTM

Our Tomorrow GardenTM Kit is an indoor herb garden kit, designed to offer, direct to the consumer, an easy to use kit featuring herbs and plants not otherwise readily available in the marketplace. Glen Kertz, our President, has conducted twelve (12) years of research in the development, processes and techniques underlying the technology in the Tomorrow GardenTM and based on his research believes that the Tomorrow GardenTM Kit offers an improved plant lifespan of three to six months, as opposed to the traditional shelf life of approximately seven to ten days for fresh herbs, and requires only ambient light, with no watering or other maintenance, to survive. Our Tomorrow GardenTM Kit will be capable of supplying all of the standard herbs traditionally offered in grocery shops today, such as basil, mint, thyme, rosemary, parsley and cilantro, but may, in addition, supply more exotic herbs or pharmaceutical grade plants. Our Tomorrow GardenTM Kit is currently in the early conceptual, design and development phase operating out of our offices located in London, England.

Dust WolfTM

Due to the Company’s focus on it other products and subject to an internal engineering review, the Company has no immediate plans to further the development and marketing of the Dust WolfTM blind cleaning vacuum system at this time.

Fluctuations in Results

During the period from March 24, 2004 through the year ended March 31, 2005, we had no meaningful operations and focused exclusively on identifying and adopting a suitable business plan and securing appropriate financing for its execution.  As a result of the Company completing a licensing agreement with Pagic for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products during the fiscal year ended March 31, 2006 operating results have fluctuated significantly and past performance should not be used as an indication of future performance.

Valcent Products Inc. [formerly Nettron.Com, Inc.]
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 months ended
	2007	2006	2005	2004
Net Operating Revenues	$	0	0	0
Loss from operations	$10,939,571	3,734,599	45,694	24,932
Loss from prior operations	$0	0	45,694	25,885
Loss from development stage	$10,939,571	3,734,599	0	0
Net loss per Canadian GAAP	$10,939,571	3,734,599	45,694	23,647
Loss per share	$0.57	0.35	0.01	0

Share capital	$7,836,903	4,099,870	2,999,420	2,999,420
Common shares issued	30,666,068	15,787,835	6,435,374	6,435,374
Weighted average shares outstanding	19,261,192	10,548,042	6,435,374	6,447,041
Total Assets	$4,071,414	1,392,801	936	2,059
Total Liabilities	$(6,725,528)	(1,833,900)	(237,950)	(192,256)

Cash Dividends Declared per Common Shares	$0	0	0	0

Exchange Rates (CDN $ to US $) yearly average	$0.8783	0.8385	0.7824	0.7393

Selected Quarterly Financial Data

Valcent Products Inc. [formerly Nettron.com, Inc.]
Selected Financial Data [Quarterly - unaudited]
(Expressed in Canadian Dollars)
	Quarter Ended
	03/31/07	12/31/06	09/30/06	06/30/06	03/31/2006	12/31/2005	9/30/2005	6/30/2005

Net Operating Revenues	$0	0	0	0	0	0	0	0
Loss from operations	$5,809,377	1,640,079	1,072,871	2,332,942	2,352,734	553,653	787,815	16,442

Net loss per Canadian GAAP	$5,893,679	1,640,079	1,072,871	2,332,942	2,366,470	563,517	787,815	16,797
Loss per share from	$0.30	0.08	0.06	0.13	0.23	0.04	0.07	0.01

Share capital	$7,836,903	6,248,788	5,310,532	5,020,096	4,099,870	4,099,870	4,021,337	3,234,029
Common shares issued	30,666,068	20,490,118	18,412,586	17,982,586	15,787,835	15,787,835	14,217,177	3.750,125
Weighted average shares outstanding	20,845,592	20,154,165	18,183,564	16,830,767	10,289,200	15,361,026	10,690,235	3,750,125
Total Assets	$4,071,414	4,754,333	2,871,702	2,343,420	1,392,801	1,588,598	2,028,815	723
Net assets (liabilities)	$(2,654,114)	(785,974)	(664,990)	(1,387,527)	(449,114)	(26,228)	477,289	(20,138)

Cash Dividends Declared per Common Shares	$0	0	0	0	0	0	0	0

YEAR ENDED MARCH  31, 2007 COMPARED WITH YEAR ENDED MARCH 31, 2006

Operating Results

For the year ended March 31, 2007, we focused (i) the development of a commercial biodiesel feed stock technology via a joint venture with Global Green, (ii) the development of product inventories and direct sales initiatives relating to our Nova Skin Care System, and (iii) the development and anticipated marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary and, (iv) on a series of related private offering transactions with institutional and other investors, pursuant to which we raised $4,817,114 through the issuance of convertible debentures and $1,028,266 from the issuance of common shares.

For the year ended March 31, 2006, we focused on completing (i) a series of related definitive agreements with Pagic, under which we acquired the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products, (ii) on the development and anticipated marketing of the potential consumer retail products acquired in the Pagic Agreements, and (ii) on a series of related private offering transactions with and among a syndicated group of institutional and other investors, pursuant to which we raised US$1,277,200.

We incurred losses of $10,939,571 for the year ended March 31, 2007, as compared to $3,734,599 for the year ended March 31, 2006.

Revenues

For the year ended March 31, 2007, minor revenue in connection with Nova Skin Care Systems product sales testing was netted against product development costs.   For the year ended March 31, 2006, we had no revenues.

Operating Expenses

Product development expenses increased by $872,989 to $1,562,421 for the year ended March 31, 2007 as compared with the year ended March 31, 2006.  The increase is due to salaries paid to employees and consultants and other costs incurred in connection with engineering issues related to our potential consumer retail products acquired in the Pagic Agreements. Product development expenses were $689,432 (2005 - $0) during the year ended March 2006.  We had no substantive operations during the year ended 2005.

The Company incurred $4,246,203 in non-cash financing expense in the twelve month period ended March 31, 2007, representing a $2,917,866 increase from the $1,328,337 that had been incurred during the year ended March 31, 2006 due to the increase in funding activity during the 2007 fiscal year.

Advertising and media development was $1,092,917 during the year ended March 31, 2007 (2006 $0) in connection with the development of marketing systems that include infomercial media in connection with the sales launch of our Nova Skin Care System.

As a result of the issuance of options to an increasing base of directors, officers, employees and consultants the Company incurred stock option compensation expenses of $1,127,141 during the year ended March 31, 2007 (2006 - $533,664).

Operating Expenses(continued)

Professional fees increased by $536,625 to $712,458 for the year ended March 31, 2007 from $175,833 for the year ended March 31, 2006. The increase is primarily attributable to costs associated with the increasing scale an scope of business activity relating to Canadian regulatory and SEC reporting obligations, accounting, auditing, and executive search services.

Travel expenses increased by $86,898 to $156,498 (2006 - $69,600) for the year ended March 31, 2007 as a result of increased activity in the Company’s operations, product development, as well as contract manufacturing located in Mexico, increase marketing media development.

Rent expenses increased $8,922 to $65,693 for the year ended March 31, 2007 from $56,771 for the year ended March 31, 2006. The increase is due to costs incurred relates to increasing product development expenditure affecting our warehouse and distribution center space in El Paso, Texas.

Office and miscellaneous expenses increased $243,571 to $281,696 for the year ended March 31, 2007 from $38,125 for the year ended March 31, 2006. The increase is due to costs incurred in relation to the increasing scale and scope of our administrative operations relating to our El Paso, Texas office.

Filing and transfer agent expenses increased approximately $12,633 to $38,883 for the year ended March 31, 2007, from $26,250 for the year ended March 31, 2006. The increase is primarily attributable to costs associated with increasing scale and scope of business activity.

Investor relations fees increased $268,797 to $287,834 (2006 - $19,037) for the year ended March 31, 2007 as a result of the Company employing an increasing number of consultants in advisory investor relations activities.

Interest expense increased $393,322 to $587,309 (2006 - $193,987) for the year ended March 31, 2007 as a result of an increasing number of debt instruments issued in the fiscal year.  Interest on long term debt increased to $8,500 (2006 - $0) due to the issuance of long term debt in connection with lands acquired for research relating to the Company’s development of its algae based biodiesel feedstock initiative and Tomorrow Garden consumer product development.

Insurance expense increased to $149,855 for the year ended March 31, 2007, from $0 for the year ended March 31, 2006. The increase is primarily attributable to costs associated with increasing scale and scope of business operations.

As a result of increasing operating capacity at our El Paso, Texas operation, the Company purchased $310,619 (2006 - $72,709) in fixed assets during the year ended March 31, 2007 and incurred a depreciation and amortization charge of $25,459 (2006 - $9,382).

Due to fluctuations in the United States dollar in relation to the Canadian dollar, the Company incurred a foreign exchange loss of $110,006 (2006 - $23,955 loss) during the year ended March 31, 2007.

Net Loss

Our reported loss increased by $7,204,972 to $10,939,571 ($0.57 basic loss per share) for the year ended March 31, 2007 as compared to $3,734,599 ($0.35 basic loss per share) for the same period ending March 31, 2006. The increase is largely a result of the increase in expenses associated with product development and marketing initiatives, Company consulting arrangements relating to increasing scale and scope of business operations, as well as expenses associated with increasing financing activities, meeting our reporting obligations, corporate governance and other compliance matters, and related professional service fees.

Net Loss(continued)

Liquidity and Capital Resources

Because we are organized in Canada, our March 31, 2006 financial statements have been prepared by our management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Our accumulated losses during the development stage increased by $10,939,571 to $14,674,170 for the year ended March 31, 2007 from $3,734,599 for the year ended March 31, 2006. This loss is largely due to the increase in expenses associated with product development and marketing initiatives, and Company consulting arrangements relating to increasing scale and scope of business operations, as well as expenses associated with increasing financing activities. Our working capital deficit increased $2,419,839 to $4,230,340 for the year ended March 31, 2007 from $1,810,501 for the year ended March 31, 2006. As described in Note 1 to our March 31, 2007 financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern.

We raised $4,817,114 in net cash proceeds from the issuance of convertible debentures during the year ended March 31, 2007, as compared to $1,565,069 for the year ended March 31, 2006.

Convertible Note Continuity:

U.S. $								CND $
			Balance				Balance	Balance
	Issued	Interest /	March 31,	Issued	Interest /	2007	March 31,	March 31,
Date of Issue	Principal	Penalty	2006	Principal	Penalty	Conversions	2007	2007

July/August 2005	$1,277,200	$151,904	$1,429,104	$-	$119,875	$(1,232,022)	$316,957	$365,958
April 2006	-	-	-	551,666	193,087	(235,112)	509,641	588,431
April 2006	-	-	-	82,200	23,332	(24,363)	81,169	93,718
December 2006	-	-	-	1,500,000	39,229	-	1,539,229	1,777,194
January 2007	-	-	-	2,000,000	144,316	-	2,144,316	2,475,828
	$1,277,200	$151,904	$1,429,104	$4,133,866	$519,839	$(1,491,497)	$4,591,312	$5,301,129

To provide working capital for product development, during July and August, 2005, the Company issued one year, unsecured US$1,277,200 8% per annum convertible notes and stock purchase warrants whereby for each US$0.75 in convertible note purchased the holder received one class A warrant which will entitle the holder to purchase an additional common share at US$0.50 until July 25, 2008 and August 5, 2008 and one class B warrant which will entitle the holder to purchase an additional common share at US$1.00 until July 25, 2008 and August 5, 2008.  The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) US$0.55. Accrued and unpaid interest may be converted into common shares of the Company at US$0.50 per share.  The Company may, subject to notice provisions and the common shares trading above US$1.50 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable (the “Cashless Conversion Feature”). As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non cash financing expense of $1,328,337.

Net Loss(continued)

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds, which was included in investor relations during the year ended March 31, 2006 and issued 425,735 common shares at a deemed value of $285,242. There are 255,440 finders A warrants outstanding, whereby the holders have the right to purchase 255,440 common shares at US$0.50 per share until August 5, 2008 and 425,733 finders B warrants whereby the holders shall have the right to purchase 425,733 common shares at US$0.75 per share until August 5, 2008 During the year ended March 31, 2007, convertible notes of US$999,700 and interest totaling US$150,122 were converted to 3,372,471 common shares.  A total of US$82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2006.

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three year warrants to acquire (i) up to 735,555 shares of our common stock at a price per share of US$0.50, and (ii) up to an additional 735,555 shares of our common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a cashless conversion feature.

In conjunction with these private offering transactions, during the year ended March 31, 2007, convertible notes of US$148,670 and interest totaling US$86,422 totals were converted to 538,520 common shares.

On April 6, 2006, and in conjunction with certain private placements, we reached a verbal agreement with the group of institutional and other investors, wherein we agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and an aggregate of 109,600 warrants.  Each of these warrants entitles the holder to purchase additional common shares for three years at a price of US$0.75 per share.  During the year ended March 31, 2007, a total of $24,363 in note principal note interest was converted into 56,166 common shares.

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum convertible notes and three year warrants to acquire (i) up to an aggregate of 2,000,000 shares of our common stock at a price per share of US$0.50 per share until December 1, 2009, and (ii) up to an additional 2,000,000 shares of our common stock at a price per share of US$1.00 per share until December 1, 2009. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants may be exercised on a cashless basis.

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible promissory notes. The convertible notes will mature on December 11, 2008 and carry interest at six percent (6%) per annum. The notes are convertible into “Units” at the note holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one Valcent common share and one purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the note holders. Interest on the notes will be compounded annually and be cumulative until the earlier of either the date the Company achieves pre-tax earnings or the end of the term. At the discretion of the note holder, interest on the notes is payable in either cash or units at US$0.50 per unit. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing which it has failed to do. As a result of the failure to file the registration statement the Company has recorded penalties of US$120,000 as of March 31, 2007.

Net Loss(continued)

In connection with this financing the Company has paid consultants US$108,000 in cash and issued 135,000 warrants exercisable at US$0.50 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$0.70 per share until December 11, 2008.

For the year ended March 31, 2007, the Company received $1,028,266 from the issuance of common shares relating to private offering transactions with institutional and other investors.  We further raised $115,460 from an interest bearing promissory note (2006 - $0).  Our advances from related parties increased by $860,902 to $930,175 as at March 31, 2007 (2006 - $69,273).

As a result of the Nova Skin Care System our inventories were $1,236,808 as at March 31, 2007 (2006 - $0).  Accounts Receivable of $462,055 as at March 31, 2007 (2006 - $10,626) were primarily due from Global Green, our joint venture partner for the development of our Vertigro joint venture, and were collected subsequent to year end.

We purchased $310,448 (2006 - $72,709) in fixed assets during the year ended March 31, 2007.  During the year ended March 31, 2007, we incurred long term debt in connection with a land purchase.  As at March 31, 2007, we owed an aggregate of $209,114 relating to this debt (2006 - $0).

As at March 31, 2007, we had $314,972 in cash (2006 - $12,773) and we currently have cash of, approximately, $240,000.

SUBSEQUENT EVENTS TO MARCH 31, 2007

The Company has issued 2,367,125 common shares and 1,183,563 common share purchase warrants relating to US$1,420,275 private placement for US$0.60 units.  Each warrant allows the holder to purchase an additional common at US$0.75 per share for a 24 month term.

On April 1, 2007, the Company entered into an agreement with a third party to provide investor relations and financial services for an eight month term from April 1, 2007 through December 31, 2007.  The agreement provides for a) a single payment of US$15,000 b) US$3,000 in compensation per month payable quarterly, c) a further US$2,000 payable monthly in common shares, d) share options to purchase 500,000 shares at US$.60 exercise price that vest quarterly over a two year period, and e) the issuance of 12,500 common shares at a deemed price of US$0.80 per share.

YEAR ENDED MARCH  31, 2006 COMPARED WITH YEAR ENDED MARCH 31, 2005

Operating Results

For the year ended March 31, 2006, we focused on completing (i) a series of related definitive agreements with Pagic, under which we acquired the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products, (ii) on the development and anticipated marketing of the potential consumer retail products acquired in the Pagic Agreements, and (ii) on a series of related private offering transactions with and among a syndicated group of institutional and other investors, pursuant to which we raised US$1,277,200. Our focus during the year ended March 31, 2005 was on finding an appropriate business plan.  We incurred losses of $3,734,599 for the year ended March 31, 2006, as compared to $45,694 for the year ended March 31, 2005.

Revenues

For the year ended March 31, 2006 and 2005, we had no revenues.

Operating Expenses

Potential product development expenses increased $689,432 for the year ended March 31, 2006, from $0 for the year ended March 31, 2005. The increase is due to salaries paid to employees and consultants in connection with engineering issues related to our potential consumer retail products acquired in the Pagic Agreements.

In conjunction with the issuance of convertible notes the Company issued warrants and incurred a non cash financing expense of $1,328,337 (2005 - $0) related to their issuance.

Also in conjunction with the issuance of convertible notes the Company incurred issuance costs of $570,226 (2005 - $0) that included cash commissions to various finders of $163,507, the issuance of 425,735 common shares to various finders at a deemed cost of $285,242 and legal costs.

As a result of the issuance of options to various directors, officers, employees and consultants the Company incurred stock option compensation expenses of $533,664 (2005 - $0).

During the year ended March 31, 2006 the Company had outstanding convertible notes pursuant to which the Company incurred interest and penalty costs of $193,987 (2005 - $0).

Professional fees increased $152,430 to $175,833 for the year ended March 31, 2006 from $23,403 for the year ended March 31, 2005. The increase is primarily attributable to costs associated with the preparation of the Pagic Agreements, SEC reporting obligations, accounting, auditing and executive search services.

Travel expenses increased $69,600 (2005 - $0) for the year ended March 31, 2006 as a result of increased activity in the Company’s operations and the opening of a leased office, product development, warehouse and distribution center in El Paso, Texas.

Rent expenses increased $50,771 to $56,771 for the year ended March 31, 2006 from $6,000 for the year ended March 31, 2006. The increase is due to costs incurred for our additional leased office, product development, warehouse and distribution center space in El Paso, Texas.

Office and miscellaneous expenses increased $37,206 to $38,125 for the year ended March 31, 2006 from $919 for the year ended March 31, 2005. The increase is due to costs incurred in relation to the start up of our operations and outfitting our El Paso, Texas office.

Filing and transfer agent expenses increased $15,650 to $26,250 for the year ended March 31, 2006, from $10,600 for the year ended March 31, 2005. The increase is primarily attributable to costs associated with our name change and our annual general meeting.

Operating Expenses (continued)

Investor relations fees increased $19,037 (2005 - $0) for the year ended March 31, 2006 as a result of the Company employing consultants in advisory investor relations activities.

As a result of the outfitting of our El Paso, Texas operation, the Company purchased $72,709 (2005 - $0) in fixed assets during the year ended March 31, 2006 and incurred a depreciation and amortization charge of $9,382 (2005 - $0).

Management fees decreased $2,000 to $4,000 (2005 - $6,000) for the year ended March 31, 2006 as a result of the ending of a contract for management services with one of our directors.

Due to fluctuations in the United States dollar in relation to the Canadian dollar, the Company incurred a foreign exchange loss of $23,955 (2005 - $1,228 gain) during the year ended March 31, 2006.

Net Loss

Our reported loss increased $3,688,905 to $3,734,599 ($0.35 basic loss per share) for the year ended March 31, 2006 as compared to $45,694 ($0.021 basic loss per share) for the same period ending March 31, 2005. The increase is largely a result of expenses associated with our having recently undergone a significant restructuring and change in business direction, as well as expenses associated financing activities, meeting our SEC reporting obligations, corporate governance and other compliance matters, and related professional service fees.

Liquidity and Capital Resources

Because we are organized in Canada, our March 31, 2006 financial statements have been prepared by our management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Our total accumulated losses increased $3,734,599 to $6,971,969 for the year ended March 31, 2006 from approximately $3,237,370 for the year months ended March 31, 2005.  This increase is primarily due to costs incurred in relation to our agreements with Pagic and ramping up our operations for the development and anticipated marketing of the potential consumer retail products acquired in the Pagic Agreements. Our working capital deficit increased $1,572,551 to $1,810,501 for the year ended March 31, 2006 from $237,950 for the year ended March 31, 2005. As described in Note 1 to our March 31, 2006 financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern. While our financial statements do not include any adjustment that might arise from such uncertainty, had an audit been conducted in accordance with United States generally accepted auditing standards, the auditors would have been required to reflect these concerns in their audit report and would have included an explanatory paragraph in such report raising concern regarding our ability to continue as a going concern.

We did not raise any net cash proceeds from the sale and issuance of common stock during either of the years ended March 31, 2006 or 2005. We did raise $1,565,069 in net cash proceeds from the issuance of convertible debentures during the year ended March 31, 2006, as compared to $0 for the year ended March 31, 2005. Our financing activities during the year ended March 31, 2006 generated an increase of $12,551 in cash to $12,773 in cash, as compared to $222 for the year ended March 31, 2005. We purchased $72,709 (2005 - $0) in fixed assets during the year ended March 31, 2006.

Net Loss (continued)

For the year ended March 31, 2006 to finance our obligations arising under the Pagic Agreements, and to provide working capital to pursue our business plan, during the period of July 25, 2005 through August 5, 2005, we consummated a series of related private offering transactions with and among a syndicated group of institutional and other investors pursuant to which we issued, in the aggregate, US$1,277,200 in 8% per annum convertible notes and three year warrants to acquire (i) up to 1,802,923 shares of common stock at prices per share of between US$0.40 and US$0.50, and (ii) up to an additional 1,802,923 shares of common stock at prices per share of between US$0.90 and US$1.00. Subject to certain limitations on amount, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

In connection with the financing described above, compensation in the form of finder’s fees was paid which consisted in the aggregate of the following:

•	US$127,720 in cash, representing 10% of the gross proceeds realized;

•	425,735 shares of our common stock;

•	three year warrants to purchase up to 255,440 shares of our common stock at a price of US$0.50; and

•	three year warrants to purchase up to 425,733 shares of our common stock at a price of US$0.75.

Certain of the convertible notes contained registration rights which to date have not been met.  As at March 31, 2006, the Company has accrued $143,874 in penalties pertaining to these registration rights and is subject to a penalty of 2% every thirty days thereafter until such time as its meets its registration requirements.  Subsequent to March 31, 2006, the company filed the required registration statement and also amended the terms of the notes subject to registration rights see Subsequent Events below.

To help meet operating expenses directors of the Company and or companies related to director had outstanding advances of $69,273 (2005 - $153,349) as at March 31, 2006.  Also included in accounts payable at March 31, 2006, is $98,850 (2005 $0) in advances to the Company.

RISKS

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

RISKS (continued)

We Have A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In the Future

We Need Additional Financing To Meet Our Current And Future Capital Needs And We May Not Be Able To Secure That Financing

We Have Only Limited Experience As A Public Reporting Company Which May Place Significant Demands On Our Operations

The Company’s Inability To Attract And Retain New Personnel Could Inhibit Our Ability To Grow Or Maintain Our Operations

There Is Only A Limited Market For Our Common Shares

The Price Of Our Common Shares May Be Volatile Which Could Result In Substantial Losses For Individual Shareholders

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material adverse affect on our financial condition or results of operations.

CONTRACTUAL OBLIGATIONS

As of March 31, 2007, we had the following known contractual obligations:

On June 28, 2005, Valcent Manufacturing, Ltd. leased office and development space in El Paso, Texas, under a three-year lease at a cost of US$3,170 per month.  There are 14 months remaining on the lease as at March 31, 2007.

On December 12, 2006, the Company entered into a Public Relations Agreement with a third party to provide public relations services to the Company. The agreement requires the Company to issue 25,000 restricted common shares in advance of each quarter during the course of the agreement’s one year term for a total of 100,000 restricted common shares at a deemed price of US$0.45 per common share, the payment of approved expenses, and monthly fees ranging from US$4,250 to US$5,250 per month.   During the year ended March 31, 2007, 25,000 shares were issued pursuant to this agreement and an additional 25,000 have been issued subsequently.

CONTRACTUAL OBLIGATIONS (continued)

At March 31, 2007, the Company’s long-term debt outstanding was as follows:

	2007	2006
Prime plus 0.25% (2007 - 8.50%) bank loan repayable in monthly instalments of US $2,336 including interest, due September 28, 2011, secured by a first charge on land and $117,327 of cash	$209,114	$-
Less: Current portion	13,451	$-

	$195,663	$-

The portion of long-term debt repayable in each of the next five years is approximately as follows:

2008	$13,451
2009	15,838
2010	17,258
2011	18,806
2012	143,761

RELATED PARTY TRANSACTIONSDURING THE YEAR ENDED MARCH 31, 2007

On October 2, 2006, the Company entered into a letter agreement with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green whereby Global Green agreed to fund the next phase of the development of our High Density Vertical Bio-Reactor technology (the “GGS Agreement”). Pursuant to the GGS Agreement, Valcent and Global Green established a commercial joint venture, named “Vertigro,” in which Global Green has agreed to provide up to US$3,000,000 in funding to continue the research and development of the Bio-Reactor technology, construct a working prototype of the Bio-Reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of our warehouse and land near El Paso, Texas, as necessary for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 commitment. Until such time as the joint venture has fully repaid the US$3,000,000, Global Green will have an 80% joint venture interest, leaving the Company with a 20% carried joint venture interest, both subject to an aggregate product license royalty of 0.9% to Pagic and West Peak. Once the joint venture has repaid Global Green the US$3,000,000, Global Green’s interest will be reduced to 70% and the Company will retain a 30% non-carried interest, both subject to an aggregate product license royalty of 4.5% to Pagic and West Peak.

As at March 31, 2007, Global Green had incurred a total of US$2,023,379 in costs related to the GGS Agreement.  Of the costs incurred to March 31, 2007, Global Green had paid US$1,653,981 and owed the Company $426,507 (US$369,398), which is included in accounts receivable and has been subsequently collected.

RELATED PARTY TRANSACTIONSDURING THE YEAR ENDED MARCH 31, 2007(continued)

On July 9, 2007, the parties to the GGS Agreement entered into the Vertigro Algae Stakeholders Letter of Agreement (the “Global Green Joint Venture”) which replaced the GGS Agreement.  Pursuant to the new agreement each of Global Green and the Company will hold a 50% interest in the Global Green Joint Venture, subject to an aggregate 4.5% royalty to Pagic and West Peak.  The Global Green Joint Venture covers the Bio-Reactor and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including but not limited to biofuel, food, and health, pharmaceutical, animal and agricultural feeds.

In conjunction with the Master License Agreement the Company agreed to issue  Pagic and its assigns 20 million common shares at a deemed cost of $1,000,000, based on the historical cost of the license, of which 11,611,975 shares were issued during the year ended March 31, 2006 and the balance during the year ended March 31, 2007. Included in the 20 million shares issued for the license were 9,428,205 shares that were issued to parties which became related parties to the Company.

During the twelve months ended March 31, 2007, the Company paid or accrued approximately $269,455 (2006 $165,530) for product development, research, and consulting services provided by the Company’s President, Glen Kertz, or his related company.

During the twelve months ended March 31, 2007, the Company accrued $33,000 (2006 $19,500) for professional fees provided by George Orr, the Company’s Chief Financial Officer and owed a total of $43,500 (2006 - $10,500) to this director as at March 31, 2007. The Company also paid a private company with this director in common $7,500 relating to office rent and $46,745 (2006 $nil) in consulting fees.

On January 12, 2007, the Board of Directors authorized and issued a bonus of 100,000 restricted common at a deemed cost of $45,000 to Carlton Parfit, a retiring director of the Company for services provided.

As of March 31, 2007 we have obtained aggregate unsecured loan advances in an amount totaling approximately $784,837 from West Peak and its principal shareholder, who beneficially owns greater than 5% of our common shares.

During the year ended March 31, 2007, the Company paid $1,687 to a private company of which Doug Ford is a director in common for consulting services and expenses.   During the year ended March 31, 2006 the Company paid a private company with Doug Ford as a director in common $4,000 in management fees and $1,750 in rent.

On December 14, 2007, Robert Wingo was appointed to the Board of Directors of the Company. During the twelve month period ended March 31, 2007, the Company incurred approximately $296,635 in fees and expenses to a private advertising firm for services rendered of which Mr. Wingo is also a director.